Exhibit 16.1



August 13, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Alpine Air Express, Inc.
     File No. 0-27011

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Alpine Air Express, Inc. dated August 6, 2003, and agree with the statements concerning our Firm contained therein. We have no basis to agree or disagree with the statements regarding actions taken on or about August 7, 2003, by the Audit Committee of the Board of Directors of Alpine Air Express, Inc., included in the third paragraph of Item 4, or statements related to Pritchett, Siler & Hardy contained in the eighth paragraph of Item 4.

Very truly yours,

/s/Grant Thornton LLP